[ECOtality Letterhead]

May 9, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Mary Beth Breslin

Re:	ECOtality, Inc. (the “Company”) Post-Effective Amendment No. 2 on Form S-3 (the “Registration Statement”) Filed April 21, 2011 File No. 333-167444

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. on May 11, 2011, or at any earlier date and time that the staff of the Securities and Exchange Commission (the “Commission”) is able to declare the Registration Statement effective.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathan R. Read
Jonathan R. Read
Chief Executive Officer